Filed by BlackRock Municipal Income Trust II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield Investment Quality Fund

File No. 333-244305

Date: December 30, 2020

WE NEED YOUR HELP - PLEASE VOTE NOW

Dear Shareholder,

According to our records, you have not voted on an important proposal regarding your fund(s) that will benefit you as a shareholder. We urge you to vote “FOR” the proposal(s) prior to January 21, 2021, which is when the joint special meeting of shareholders of the below funds has been adjourned to:

THE BLACKROCK STRATEGIC MUNICIPAL TRUST (BSD)

BLACKROCK MUNIYIELD INVESTMENT QUALITY FUND (MFT)

The Board of Directors/Trustees of each Fund recommends that you vote “FOR” the approval of the applicable proposal(s).

Voting now will minimize additional costs for the Fund(s) and you as a shareholder.

1. Vote Online	2. Vote by Phone	3. Vote by Mail
by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions	by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions	by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free by visiting https://www.proxy-direct.com/blk-31540 or by calling Georgeson LLC (“Georgeson”), the Funds’ proxy solicitor toll free at 1-866-767-8867.

If you have any questions about the proposals, please call Georgeson, toll free at 1-866-767-8867.

If you have already voted, please disregard this notice.

Thank you for voting!

BLE_RMD6

BLE_RMD6